Exhibit 21

                              Subsidiaries of Rand

        Name of Subsidiary                    State or other               Names under which such
                                      jurisdiction of incorporation       subsidiaries do business
                                             or organization
      Rand Finance Corp.                         Delaware                  Rand Finance Corp.

      Rand LL Holdings Corp.                     Delaware                  Rand LL Holdings Corp.

      Lower Lakes Towing Ltd.                     Canada                   Lower Lakes Towing Ltd.

Lower Lakes Transportation Company               Delaware           Lower Lakes Transportation Company

    Grand River Navigation Ltd.                  Delaware               Grand River Navigation Ltd.;
                                                                      GR Nav. (Name used in Michigan)
